

Mail Stop 3561

July 17, 2008

C.J. Eiras
Chief Executive Officer
Liquor Group Wholesale, Inc.
4600 Touchton Road
Building 100, Suite 150
Jacksonville, FL 32246

Re: Liquor Group Wholesale, Inc.
Amendment No. 2 to Registration Statement on
Form S-1
Filed June 18, 2008
File No. 333-147526

Dear Mr. Eiras:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Transactions with Related Parties, page 24

1.   Please quantify the dollar amount of sales to Liquor Group Florida, the dollar amount of purchases from Happy Vodka, and the dollar amount of purchases from Urban Brands. Include all transactions since the last fiscal year, and any currently proposed transactions. In addition, please state the approximate dollar value of the amount of C.J. Eiras' interest in each transaction, computed without regard to the amount of profit or loss.

2.   We note the descriptions of your relationships with Liquor Group Florida, LLC
        and Liquor Group Michigan, LLC, both of which are controlled by President and
        CEO C.J. Eiras. Given your disclosure that these entities are under common
        control with Liquor Group Wholesale and that they have provided in excess of
        60% of your sales for both periods presented, please explain to us in detail how
        you have applied the guidance of FIN46(R) in determining whether to consolidate
        both Liquor Group Florida and Liquor Group Michigan.

Principal Shareholders, page 25

3.   Please revise the table to quantify the number of common shares that would result
        from the conversion of preferred shares.

Financial Statements, page F-1

4.   Please note the financial statement updating requirements of Rule 8-08 of
        Regulation S-X.

5.   Please refer to previous comment 11. Please explain how the accounting
        requirements of FIN 46(R) do not apply to the transaction between Liquor Group
        Wholesale and Liquor Group Holdings at August 31, 2007.

North American Food and Beverage Corp

Financial Statements, pages F-1 through F-18

6.   When a reverse acquisition occurs, the pre-merger financial statements of the
        accounting acquirer become the historical financial statements of the combined
        company and the pre-merger financial statements of the nonoperating company
        are no longer required. Accordingly, please remove the historical financial
        statements of NAFB as of and for the years ended August 31, 2006 and 2007 from
        the registration statement.

7.   Delete the pro forma financial statements appearing on pages F-49 through F-53
        since the merger has already occurred and has been (or should have been) given
        retroactive effect in the historical financial statements of Liquor Group
        Wholesale.

Liquor Group Wholesale – A Division of Liquor Group Holdings, LLC

Balance Sheets and Statement of Stockholders' Equity, page F-20

8.   The stand-alone financial statements of Liquor Group Wholesale contain no
        equity components, but rather a caption entitled 'Net Division Assets'.
        Accounting for the merger transaction as a recapitalization requires the historical

stockholders' equity of Liquor Group Wholesale to be retroactively restated for an equivalent number of shares received in the merger after giving effect to any difference in par value of the issuer's stock with an offset to paid-in-capital. The retained earnings or accumulated deficit of Liquor Group Wholesale should be brought forward and the accumulated deficit of North American Food and Beverage Corp. should be eliminated against additional paid-in capital. Common stock outstanding and loss per share for periods prior to the merger should be retroactively restated to give effect to the exchange ratio inherent in the merger. Please revise the annual financial statements of Liquor Group Wholesale accordingly.

Note 1 – Summary of Significant Accounting Policies, page F-24

Revenue Recognition, page F-25

9.   Revise your disclosures to describe the manner in which you determine that shipment has occurred from manufacturing or third party storage facilities, allowing you to recognize revenue. Also, describe how revenue is calculated; that is, in accordance with contracts governing per shipment rates, rates per volume sold, etc. Further, describe the terms of any material contracts governing future sales.

10.   Explain to us how you analyzed each of the indicators supporting both gross revenue reporting and net revenue reporting from EITF 99-19 in reaching your apparent conclusion that revenue should be recognized on a gross basis rather than a net basis.

11.   Describe in a note the components of Cost of Sales given your statement on the top of page F-26 that Liquor Group Holdings (Wholesale) does not take possession of any products and does not maintain inventory. Describe also your basis of determining whether costs are included in Cost of Sales or in other expenses.

Note 4 – Net Division Assets, page F-30

12.   The financial statements of a subsidiary or lesser entity should include all costs of doing business including costs incurred by the parent company on behalf of the subsidiary or lesser entity. Please refer to the guidance of SAB 1.B.1, revise the financial statements as necessary and provide the applicable disclosures in a note.

Note 6 – Commitments and Contingencies, page F-48

13.   Revise your disclosures to include the minimum purchase and sales requirements for your related parties, as disclosed at pages 24-25 under the caption 'Transaction with Related Parties'.

Item 15. Recent Sales of Unregistered Securities.

14.   We note that you have removed language regarding investor information, general solicitation, and commission or remuneration. Please advise. Please revise to include a brief statement of the facts relied upon to make the exemption from registration available.

Exhibits

15.   We note that Hart and Trinen's opinion states that the company was authorized to issue the shares. The opinion should be revised to indicate that the shares are legally or validly issued.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. In your responses, please include the page numbers of the amendment where we can find the changes. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to David Walz at (202) 551-3358. Questions on other disclosure issues may be directed to Dana Brown at (202) 551-3859 or James Lopez at (202) 551-3536.

Sincerely,

John Reynolds
Assistant Director

cc: William T. Hart, Esq.
        Fax (303) 839-5414